REG TECHNOLOGIES INC. CODE OF ETHICS

Preamble

This Code of Conduct and Ethics (the "Code") sets forth legal and ethical standards of conduct for employees,  officers,  directors  and  consultants  that  render  material  activities  on  behalf  of  the

Company  and  its  subsidiaries,  including  the  Company's  principal  executive  officer  and  its  senior financial officers (principal financial officer and controller or principal accounting officer, or persons performing  similar  functions).  This  Code  is  intended  to  deter  wrongdoing  and  to  promote  the conduct of all Company business in accordance with high standards of integrity and in compliance

with  all  applicable  laws  and  regulations.    This  Code  applies  to  the  Company  and  all  of  its

subsidiaries and other business entities controlled by it worldwide.

If you have any questions regarding this Code or its application to you in any situation, you should contact the President or any other director of the Company.

Compliance With Laws, Rules And Regulations

The Company requires that all employees, officers, directors and consultants comply with all laws,

rules and regulations applicable to the Company wherever it does business.    You are expected to

use  good  judgment  and  common  sense  in  seeking  to  comply  with  all  applicable  laws,  rules  and regulations and to ask for advice when you are uncertain about them.

If you become aware of the violation of any law, rule or regulation by the Company, whether by its employees,  officers,  directors  or  consultants,  it  is  your  responsibility  to  promptly  report  the  matter

to your supervisor or the President of  the Company.    While it is the Company's desire to address

matters  internally,  nothing  in  this  Code  should  discourage  you  from  reporting  any  illegal  activity,

including  any  violation  of  the  securities  laws,  antitrust  laws,  environmental  laws  or  any  other federal,  provincial,  state  or  foreign  law,  rule  or  regulation,  to  the  appropriate  regulatory  authority.

Employees,  officers,  directors  and  consultants  shall  not  discharge,  demote,  suspend,  threaten,

harass  or  in  any  other  manner  discriminate  against  an  employee  because  he  or  she  in  good  faith

reports  any  such  violation.    This  Code  should  not  be  construed  to  prohibit  you  from  testifying,

participating  or  otherwise  assisting  in  any  state  or  federal  administrative,  judicial  or  legislative proceeding or investigation.

Conflicts Of Interest

Directors  may  perform  services  as  a  consultant,  employee,  officer,  director  or  advisor  for  a competitor of the Company, such director must either:

1.   acknowledge that a matter giving rise to a conflict of interest exists and refrain from participating in discussions and decisions relating to such matter; or

2.   disclose the nature and extent of such relationship and the particular matter to the Company’s

Board of Directors, together with sufficient facts and circumstances necessary for the

Company’s Board of Directors to determine if there is a conflict of interest.

It is your responsibility to disclose any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest to the President of the Company, or,

if  you  are  an  executive  officer  or  director,  to  the  Board  of  Directors,  who  shall  be responsible for  determining  whether  such  transaction  or relationship constitutes a  conflict of interest.

Insider Trading

Employees, officers, directors and consultants who have material non-public information about the

Company   or   other   companies,   including   our   suppliers   and   customers,   as   a   result   of   their

relationship   with   the   Company   are   prohibited   by   law   and   Company   policy   from   trading   in

securities  of  the  Company  or  such  other  companies,  as  well  as  from  communicating  such

information  to  others  who  might  trade  on  the  basis  of  that  information.    To  help  ensure  that  you

do  not  engage  in  prohibited  insider  trading  and  avoid  even  the  appearance  of  an  improper

transaction, the Company is adopting a specific policy governing trading in securities.    This policy

is  being  distributed  to  all  employees,  officers  and  directors  and  is  otherwise  available  from  the

Assistant Corporate Secretary of the Company.

Confidentiality

Employees,  officers,  directors  and  consultants  must  maintain  the  confidentiality  of  information entrusted  to  them  by  the  Company  or  other  companies,  including  our  suppliers  and  customers,

except   when   disclosure   is   authorized   by   a   supervisor   or   legally   mandated.     Unauthorized

disclosure  of  any  confidential  information  is  prohibited.    Additionally,  employees  should  take

appropriate  precautions  to  ensure  that  confidential  or  sensitive  business  information,  whether  it  is proprietary to the Company or another company, is not communicated within the Company except to  employees  who  have  a  need  to  know  such  information  to  perform  their  responsibilities  for  the

Company.  In  the  event  you  have  executed  a  confidentiality  agreement  with  the  Company,  such agreement  imposes  specific  obligations  and  restrictions  on  you  and  such  obligations  shall  govern to the extent they are, in any way, contrary to the terms of this Code.

Third   parties   may   ask   you   for   information   concerning   the   Company.     Employees,   officers,

directors and consultants (other than the Company's authorized spokespersons) must not discuss internal  Company  matters  with,  or  disseminate  internal  Company  information  to,  anyone  outside the  Company,  except  as  required  in  the  performance  of  their  Company  duties  and  after  an

appropriate  confidentiality  agreement  is  in  place.    This  prohibition  applies  particularly  to  inquiries

concerning  the  Company  from  the  media,  market  professionals  (such  as  securities  analysts,

institutional   investors,   investment   advisers,   brokers   and   dealers)   and   security   holders.   All

responses   to   inquiries   on   behalf   of   the   Company   must   be   made   only   by   the   Company's

authorized  spokespersons.   If   you   receive   any   inquiries   of   this   nature,   you   must   decline   to

comment   and   refer   the   inquirer   to   your   supervisor   or   one   of   the   Company's   authorized

spokespersons.

You  also  must  abide  by  any  lawful  obligations  that  you  have  to  any  former  employer.    These

obligations   may   include   restrictions   on   the   use   and   disclosure   of   confidential   information,

restrictions  on  the  solicitation  of  former  colleagues  to  work  at  the  Company  and  non-competition obligations.

Honest And Ethical Conduct And Fair Dealing

Keeping the best interests of the Company in mind, employees, officers, directors and consultants should  endeavor  to  deal  honestly,  ethically  and  fairly  with  the  Company's  suppliers,  customers,

competitors  and  employees.    Statements  regarding  the  Company's  products  and  services  must

not  be  untrue,  misleading,  deceptive  or  fraudulent.    You  must  not  take  unfair  advantage  of

anyone  through  manipulation,  concealment,  abuse  of  privileged  information,  misrepresentation  of material facts or any other unfair-dealing practice.

Protection And Proper Use Of Corporate Assets

Employees,   officers   and   directors   should   seek   to   protect   the   Company's   assets.     Theft,

carelessness   and   waste   have   a   direct   impact   on   the   Company's   financial   performance.

Employees,   officers   and   directors   must   use   the   Company's   assets   and   services   solely   for

legitimate  business  purposes  of  the  Company  and  not  for  any  personal  benefit  or  the  personal benefit of anyone else.

Employees,  officers  and  directors  must  advance  the  Company's  legitimate  interests  when  the

opportunity  to  do  so  arises.    You  must  not  take  for  yourself  opportunities  that  are  discovered through your position with the Company or the use of property or information of the Company.

Gifts And Gratuities

The   use   of   Company  funds   or   assets   for   gifts,   gratuities   or   other   favors   to   employees   or

government officials is prohibited, except to the extent such gifts are in compliance with applicable law,  nominal  in  amount,  and  not  given  in  consideration  or  expectation  of  any  action  by  the recipient.

Employees,  officers,  directors  and  consultants  must  not  accept,  or  permit  any  member  of  his  or her immediate family to accept, any gifts, gratuities or other favors from any customer, supplier or other  person  doing  or  seeking  to  do  business  with  the  Company,  other  than  items  that  do  not  nor could  reasonably  be  expected  to  affect  the  recipient’s  judgment  or  actions  on  behalf  of  the

Company.  Any  gifts  that  are  not  of  nominal  value  should  be  reported  to  the  recipient’s  supervisor and, if deemed prudent by the supervisor, returned to the donor.

Common sense and moderation should prevail in business entertainment engaged in on behalf of the  Company.  Employees,  officers,  directors  and  consultants  should  provide,  or  accept,  business entertainment  to  or  from  anyone  doing  business  with  the  Company  only  if  the  entertainment  is infrequent, modest and intended to serve legitimate business goals.

Bribes  and kickbacks  are  criminal  acts,  strictly prohibited  by  law.    You  must  not  offer,  give,  solicit

or receive any form of bribe or kickback anywhere in the world.

Accuracy Of Books And Records And Public Reports

Employees,  officers,  directors  and  consultants  must  honestly  and  accurately  report  all  business

transactions.   You   are   responsible   for   the   accuracy   of   your   records   and   reports.     Accurate

information is essential to the Company's ability to meet legal and regulatory obligations.

All  Company  books,  records  and  accounts  shall  be  maintained  in  accordance  with  all  applicable regulations  and  standards  and  accurately  reflect  the  true  nature  of  the  transactions  they  record.

The   financial   statements   of   the   Company   shall   conform   to   generally   accepted   accounting

principles  and  the  Company's  accounting  policies.    No  undisclosed  or  unrecorded  account  or

fund  shall  be  established  for  any  purpose.    No  false  or  misleading  entries  shall  be  made  in  the

Company's  books  or  records  for  any  reason,  and  no  disbursement  of  corporate  funds  or  other corporate  property  shall  be  made  without  adequate  supporting  documentation  (other  than  de minimis amounts).

It is the policy of the Company to provide full, fair, accurate, timely and understandable disclosure in  reports  and  documents  filed  with,  or  submitted  to,  the  Canadian  and  United  States  Securities

Commissions and in other public communications.

Concerns Regarding Accounting Or Auditing Matters

Employees  with  concerns  regarding  questionable  accounting  or  auditing  matters  or  complaints regarding  accounting,  internal  accounting  controls  or  auditing  matters  may  confidentially,  and

anonymously  if  they  wish,  submit  such  concerns  or  complaints  in  writing  to  either:    the  President

of  the  Company  or  directly  to  any  member  of  the  Audit  Committee  of  the  Board  of  Directors.    All

such concerns and complaints of a material nature will be forwarded by the President to the Audit

Committee  of  the  Board  of  Directors.    In  any  event,  a  complete  record  of  all  complaints  will  be provided to the Audit Committee each fiscal quarter.

The  Audit  Committee  will  evaluate  the  merits  of  any  concerns  or  complaints  received  by  it  and authorize  such  follow-up  actions,  if  any,  as  it  deems  necessary  or  appropriate  to  address  the substance of the concern or complaint.

The  Company  will  not  discipline,  discriminate  against  or  retaliate  against  any  employee  who reports  a  complaint  or  concern  (unless  the  employee  is  found  to  have  knowingly  and  willfully made a false report).

Whistle Blower

WHEREAS Multilateral Instrument 52-110 at Section 2.3(7) provides:

An Audit Committee must establish procedures for:

(a) the receipt, retention and treatment of complaints received by the issuer regarding accounting,

internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

IT WAS RESOLVED THAT:

The Committee establishes the following procedure:

1.   The Chairman shall arrange to have an email address (the “email address”) at which address the Committee shall receive complaints (“Complaints”) regarding accounting, internal accounting controls or auditing matters and submissions (“Submissions”) of a confidential nature or otherwise which may be made anonymously or otherwise in respect to questionable accounting or auditing matters.

2.   The Chairman shall cause the email address and its purposes to be set out on the Sedar website, and in the Company’s information circular together with a description as to the purpose of such disclosure.

3.   Upon receipt of either Complaints or Submissions, the Chairman shall cause the details of the

Complaint or Submission to be placed in the Minutes of the next meeting of the Audit

Committee together with the steps to be undertaken to investigate the Complaint or

Submission, including the designation of a specific member of the Committee who will be instructed to report back to the Committee the results of his or her investigation.

4.   Upon approval of this resolution, all employees of the Company shall receive a copy of this

resolution together with the email address.    Upon the employment of any new employee, he

or she will receive a copy of the resolution together with that email address.

5.   Following the investigation of a Complaint or Submission, the Committee shall place in the

Minutes of the Audit Committee the steps taken to rectify the matters raised by the Complaints or Submission.

Waivers Of This Code Of Conduct And Ethics

While  some  of  the  policies  contained  in  this  Code  must  be  strictly  adhered  to  and  no  exceptions

can  be  allowed,  in  other  cases  exceptions  may  be  possible.    Any  employee,  officer  or  consultant

who  believes  that  an  exception  to  any  of  these  policies  is  appropriate  in  his  or  her  case  should

first  contact  his  or  her  immediate  supervisor.    If  the  supervisor  agrees  that  an  exception  is

appropriate,  the  approval  of  the  President  of  the  Company  must  be  obtained.    The  Corporate

Secretary  shall  be  responsible  for  maintaining  a  complete  record  of  all  requests  for  exceptions  to any of these policies and the disposition of such requests.

Any  executive  officer,  senior  financial  officer  or  director  who  seeks  an  exception  to  any  of  these

policies  should  contact  the  President  of  the  Company.    Any  waiver  of  this  Code  for  executive

officers  or  directors  or  any  change  to  this  Code  that  applies  to  executive  officers  or  directors  may be made only by the Board of Directors of the Company and will be publicly disclosed as required by law or stock market regulation.

Reporting And Compliance Procedures

Every  employee,  officer,  director  and  consultant  has  the  responsibility  to  ask  questions,  seek guidance, report suspected violations and express concerns regarding compliance with this Code.

Any   employee,   officer   or   director   who   knows   or   believes   that   any   other   employee   or

representative  of  the  Company  has  engaged  or  is  engaging  in  Company-related  conduct  that violates  applicable  law  or  this  Code  should  report  such  information  to  his  or  her  supervisor  or  to

the  President  of  the  Company,  as  described  below.    You  may  report  such  conduct  openly  or

anonymously  without  fear  of  retaliation.  The  Company  will  not  discipline,  discriminate  against  or retaliate  against  any  employee  who  reports  such  conduct  in  good  faith,  whether  or  not  such information  is  ultimately  proven  to  be  correct,  or  who  cooperates  in  any  investigation  or  inquiry

regarding  such  conduct.    Any  supervisor  who  receives  a  report  of  a  violation  of  this  Code  must immediately inform the President of the Company.

The  Company  shall  determine  whether  violations  of  this  Code  have  occurred  and,  if  so,  shall determine  the  disciplinary  measures  to  be  taken  against  any  person  who  has  violated  this  Code.

In  the  event  that  the  alleged  violation  involves  an  executive  officer,  senior  financial  officer  or  a

director,   the   President   and   the   Board   of   Directors,   respectively,  shall   determine   whether   a

violation  of  this  Code  has  occurred  and,  if  so,  shall  determine  the  disciplinary  measures  to  be taken against such executive officer, senior financial officer or director.

Failure   to  comply   with   the   standards   outlined   in   this  Code  will   result   in  disciplinary  action

including,   but   not   limited   to,   reprimands,   warnings,   probation   or   suspension   without   pay,

demotions,   reductions   in   salary,   discharge   for   cause   and   restitution   or   termination   of   the

consultant  arrangement.  Certain  violations  of  this  Code  may  require  the  Company  to  refer  the matter  to  the  appropriate  governmental  or  regulating  authorities  for  investigation  or  prosecution.

Moreover, any supervisor who directs or approves of any conduct in violation of this Code, or who has  knowledge  of  such  conduct  and  does  not  immediately  report  it,  also  will  be  subject  to disciplinary action, up to and including discharge for cause.

Dissemination And Amendment

This  Code  shall  be  distributed  annually  to  each  employee,  officer  and  director  of  the  Company,

and  each  employee,  officer  and  director  shall  certify  that  he  or  she  has  received,  read  and

understood  the  Code  and  has  and  will  comply  with  its  terms.    This  Code  shall  also  be  distributed

to   each   consultant   that   the   Company   engages   for   any   material   activities   on   behalf   of   the

Company  and  such  consultant  shall  certify  that  he  or  she  has  received,  read  and  understood  the

Code and has and will comply with its terms.

The  Company  reserves  the  right  to  amend,  alter  or  terminate  this  Code  at  any  time  for  any reason.

This  document  is  not  an  employment  contract  between  the  Company  and  any  of  its  employees,

officers or directors and does not alter the Company's at-will employment policy.

Approved by the Board of Directors of the Company on January 18, 2010.

“John Robertson”

“Jennifer Lorette”

“James Vandeberg”

John Robertson, President

Jennifer Lorette, Director

James Vandeberg, Director

“Robert Grisar”

“Susanne Robertson”

Robert Grisar, Director

Susanne Robertson, Director

CERTIFICATION

I, ______________________________ do hereby certify that: (Print Name Above)

1.   I have received and carefully read the Code of Conduct and Ethics of the Company.

2.   I have had ample opportunity to ask questions and seek clarification with respect to the Code of Conduct and Ethics of the Company.

3.   I understand the Code of Conduct and Ethics of the Company.

4.   I have complied and will continue to comply with the terms of the Code of Conduct and Ethics of the Company.

Date: ______________________ __________________________________ (Signature)

EACH  EMPLOYEE,  OFFICER,  DIRECTOR  AND  MATERIAL  CONSULTANT  IS  REQUIRED  TO

SIGN,  DATE  AND  RETURN  THIS  CERTIFICATION  TO  THE  CHIEF  FINANCIAL  OFFICER

WITHIN  10  DAYS  OF  ISSUANCE.  FAILURE  TO  DO  SO  MAY  RESULT  IN  DISCIPLINARY

ACTION.